

August 2, 2022

Feng Tian, Ph.D.
Chief Executive Officer
Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

      Re: Ambrx Biopharma Inc.
          Registration Statement on Form F-3
          Filed July 29, 2022
          File No. 333-266404

Dear Dr. Tian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Carlos Ramirez, Esq.